<u>VIA EDGAR: VIA FORM 1-A-W</u>

11-15-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc

Application for Withdrawal on Form 1A-W for File Number: 24-10528

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), **Entrex Production and Installation Company, Inc** (the "<u>Company</u>") respectfully requests that the Securities and Exchange Commission (the "<u>Commission</u>") consent to withdraw the Regulation A filing as indicated below:

Form	Filing Date	File Number
1-A	2024-10-28	024-12528

The Company requests withdrawal of the above which was filed in error.   Please excuse this error as some confusion, on our part.

Accordingly, the Company hereby respectfully requests that the withdrawal of this submission as of the date herein.   If you require additional information, please do not hesitate to contact the undersigned at (954) 856-6659.

Regards,

    /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer

Form & File	Filed ↓	Filing entity/person	File number
RW (Withdrawal)	2024-11-14	Entrex Production & Installation Co Inc.	024-12528
RW (Withdrawal)	2024-11-14	Entrex Production & Installation Co Inc.	024-12495
1-A/A (Offering statement)	2024-10-29	Entrex Production & Installation Co Inc.	024-12495
1-A-W (Withdrawal)	2024-10-29	Entrex Production & Installation Co Inc.	024-12495
1-A (Offering statement)	2024-10-28	Entrex Production & Installation Co Inc.	024-12528
1-A (Offering statement)	2024-08-29	Entrex Production & Installation Co Inc.	024-12495

Form 1A-W withdrawal request